Exhibit 99.1 FIRST QUARTER 2013 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2013 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2013 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, February 28, 2013 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,070 million for the first quarter ended January 31, 2013, up $215 million or 12% from the prior year, and up $159 million or 8% from the prior quarter, reflecting record earnings in both Personal & Commercial Banking and Wealth Management, as well as strong performance in Capital Markets.

“RBC continued its strong momentum, with earnings of over $2 billion in the first quarter, reflecting solid growth across most businesses and effective cost discipline,” said Gordon M. Nixon, RBC President and CEO. “We believe our financial strength and competitive advantages position us to successfully manage through the ongoing industry headwinds, and continue to extend our lead in Canada, while selectively growing our presence globally. Today we are also pleased to announce a 5% increase in our quarterly dividend”.

Q1 2013 compared to Q1 2012

¡    Net income of $2,070 million (up 12% from $1,855 million)

¡    Diluted earnings per share (EPS) of $1.36 (up $0.14 from $1.22)

¡    Return on common equity (ROE) of 19.6% (down from 19.7%)

¡    Basel III Common Equity Tier 1 (CET1) ratio of 9.3%

Q1 2013 compared to Q4 2012 ¡ Net income of $2,070 million (up 8% from $1,911 million) ¡ Diluted EPS of $1.36 (up $0.11 from $1.25) ¡ ROE of 19.6% (up from 18.7%)

Announced an increase in our quarterly dividend of $0.03 or 5%, to $0.63 per share.

Q1 2013 Business Segment Performance

Personal & Commercial Banking net income was a record $1,120 million, up $108 million or 11% compared to last year, reflecting solid volume growth of 7% across all our Canadian businesses, partially offset by spread compression. We also achieved positive operating leverage of 2.6% in Canadian Banking. Compared to the prior quarter, net income increased $86 million or 8%, reflecting lower PCL, seasonally lower costs, and solid volume growth across all Canadian businesses, partially offset by spread compression.

Wealth Management net income was a record $233 million, up $45 million or 24% from a year ago, mainly due to higher average fee-based client assets resulting from net sales and capital appreciation, increased transaction volumes reflecting improved market conditions, and higher semi-annual performance fees. Compared to last quarter, net income increased $26 million or 13%, largely driven by the semi-annual performance fees earned in the current quarter, higher average fee-based client assets and increased transaction volumes. Expenses were up when compared to both the prior year and prior quarter, primarily due to higher variable compensation on improved results.

Insurance net income was $164 million, down $26 million or 14% compared to last year as the prior year included net investment gains as well as a new U.K. annuity reinsurance contract. Compared to last quarter, net income decreased $30 million or 15%, mainly due to higher reinsurance and disability claims costs, partially offset by the favourable impact of interest rates and investment activity on insurance policyholder liabilities.

Investor & Treasury Services net income was $80 million, down $3 million from a year ago, as incremental earnings related to our additional 50% ownership of RBC Investor Services was more than offset by lower funding and liquidity revenue and higher infrastructure costs. Compared to the prior quarter, net income increased $8 million or 11%, primarily reflecting increased foreign exchange revenue and higher custodial fees.

Capital Markets net income was $464 million, up $93 million or 25% compared to last year, primarily driven by strong growth in U.S. lending and loan syndication as well as North American M&A and origination activity. These factors were partially offset by a higher effective tax rate reflecting increased earnings in higher tax jurisdictions, higher variable compensation on improved results, and higher PCL largely related to a couple of accounts. Compared to last quarter, net income increased $54 million or 13%, primarily due to higher fixed income trading results reflecting increased client activity and favourable market conditions, as well as higher M&A, loan syndication, and debt origination activities. These results were partially offset by a higher effective tax rate reflecting increased earnings in higher tax jurisdictions, and higher PCL, as noted above.

Capital – As at January 31, 2013, our Basel III “all-in” CET1 ratio was 9.3%, up 90 basis points compared to our estimated pro-forma CET1 ratio of 8.4% last quarter, reflecting the delayed regulatory implementation of the credit valuation adjustment (CVA) capital requirements and strong internal capital generation. Excluding the CVA, our CET1 ratio this quarter was up 30 basis points.

Credit Quality - Total PCL of $349 million increased $82 million from the prior year, primarily due to provisions on a couple of accounts in our wholesale portfolio, partly offset by lower write-offs related to our credit card portfolio. PCL decreased $13 million or 4% compared to last quarter, mainly due to lower provisions in our Canadian business lending and retail portfolios.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our future business growth and efficiencies, our financial performance objectives, vision and strategic goals; and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our future business growth and efficiencies, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, operational, legal and regulatory compliance, insurance, reputation and strategic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2012 Annual Report and in the Risk management section of our Q1 2013 Report to Shareholders; the impact of changes in laws and regulations, including relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, over-the-counter derivatives reform, the payments system in Canada, consumer protection measures and regulatory reforms in the U.K. and Europe; general business and economic market conditions in Canada, the United States and certain other countries in which we operate, including the effects of the European sovereign debt crisis, and the high levels of Canadian household debt; cybersecurity; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; judicial or regulatory judgments and legal proceedings; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2012 Annual Report, as updated by the Overview section in our Q1 2013 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2012 Annual Report to Shareholders and in the Risk management section of our Q1 2013 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q1 2013 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, February 28, 2013 at 9:00 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 1853457#). Please call between 8:50 a.m. and 8:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EST) on February 28 until May 30, 2013 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 3629188#).

Media Relations Contacts

Tanis Feasby, Director, Financial Communications, tanis.feasby@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Rina Cortese, Media Relations, rina.cortese@rbc.com, 416-974-5506 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, and investor services and wholesale banking on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 49 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC INVESTOR SERVICES which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.